Exhibit 5.1
OPINION OF VORYS, SATER, SEYMOUR AND PEASE LLP
July 14, 2006
Board of Directors
DSW Inc.
4150 East 5th Avenue
Columbus, Ohio 43219
Ladies and Gentlemen:
     We have acted as Ohio counsel to Retail Ventures, Inc., an Ohio corporation (“RVI”), and DSW Inc., an Ohio corporation (“DSW”), in connection with the sale by RVI to Lehman Brothers Inc., as Underwriter, of (a) $125,000,000 aggregate principal amount of RVI’s Mandatorily Exchangeable Notes Due 2011 (the “Firm PIES”) to be issued under the Indenture (the “Indenture”), proposed to be entered into between RVI and HSBC Bank USA, National Association (“HSBC”), as trustee, and (b) up to an additional $18,750,000 aggregate principal amount of PIES (the “Option PIES”) subject to option to cover over-allotments. The Firm PIES and the Option PIES are collectively referred to herein as the “PIES.” Except to the extent RVI exercises its cash settlement option provided in the Indenture, the PIES are mandatorily exchangeable pursuant to the terms and conditions set forth in the Indenture into DSW’s Class A common shares, no par value per share (the “Class A Shares”), which are issuable upon exchange of DSW’s Class B common shares, no par value per share (the “Class B Shares”) beneficially owned by RVI. The Class B Shares are exchangeable by RVI for an equal number of Class A Shares pursuant to the Exchange Agreement (the “Exchange Agreement”), dated July 5, 2005, by and between RVI and DSW. Initially, RVI is pledging sufficient Class B Shares pursuant to the Collateral Agreement, proposed to be entered into between RVI and HSBC, as trustee, collateral agent and securities intermediary, to satisfy RVI’s obligations to deliver the Class A Shares upon settlement of the PIES.
     For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary. In all such examinations, we have assumed without independent investigation or inquiry the legal capacity of all natural persons executing documents, the genuineness of all signatures on original or certified copies, the authenticity of all original or certified copies and the conformity to original or certified documents of all copies submitted to us as conformed or reproduction copies. The opinions expressed below are limited in all respects to the application of the General Corporation Law of Ohio.
     Based on the foregoing, and subject to the limitations and qualifications set forth herein, it is our opinion that the Class A Shares into which the PIES are exchangeable have been duly authorized and reserved for issuance and, when issued by DSW to (or as directed by) RVI pursuant to the Exchange Agreement, will be validly issued, fully paid and non-assessable.

     Our opinion is expressed as of the date hereof, and we do not assume any obligation to update or supplement our opinion to reflect any fact or circumstance subsequently arising or any change in law subsequently occurring after such date. We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,
/s/ Vorys, Sater, Seymour and Pease LLP

Vorys, Sater, Seymour and Pease LLP